Mail Stop 4561

December 12, 2008

Timothy J. Kilkenny
Chief Executive Officer
Fullnet Communications, Inc.
201 Robert S. Kerr Avenue, Suite 210
Oklahoma City, Oklahoma 73102

       Re: Fullnet Communications, Inc.
              Form 10-K for the fiscal year ended December 31, 2007
              Filed on March 31, 2008
              File No. 000-27031

Dear Mr. Kilkenny:

       We have reviewed your response letter dated November 17, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 6, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Notes to the Consolidated Financial Statements

Note J-Creditor Settlements and Debt Forgiveness, page F-17

1. Your response to prior comment No. 4 indicates that you believe the shareholder in question is not a "principal holder". Explain why you believe that the obligations to this shareholder should be classified and reported as a related party transaction. See paragraph 24(f) of SFAS 57. Ensure that you consider the full definition of a related party as defined by this pronouncement. As part of your response, you should consider any control or significant influence that the shareholder may have over management and its operating policies. If not a related party, disclosures should be corrected to properly identify the nature of your relationship with this shareholder.

Timothy J. Kilkenny
Fullnet Communications, Inc.
December 12, 2008
Page 2

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief